November 7, 2006

For Immediate Release

PrimeWest Announces Distribution Level For December 2006 And Operating Guidance For 2007

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) –PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable December 15th, 2006 will be $0.25 per Trust Unit.  The ex-distribution date is November 20th, 2006 and the record date is November 22nd, 2006.

Using a Canadian to U.S. dollar exchange rate of 1.2393, the distribution amount is approximately US$0.22 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

CORPORATE GUIDANCE 2007

PrimeWest also announces financial and operating guidance for 2007. PrimeWest plans to release 2006 financial and operating results on February 21, 2007.

Corporate Guidance	2007

Production Volumes (BOE/day)	39,000 – 40,000
Natural Gas (MMcf/d)	± 155.0
Crude Oil (Bbls/d)	±10,000
Natural Gas Liquids (Bbls/d)	± 3,500

Capital ($ millions)
Conventional Development (including Shallow Gas)	$105
Tight Gas	$50 - $75
US Assets	$ 40
Coalbed Methane (CBM)*	0
Land, Seismic, maintenance, capitalized G&A and lease rentals	$ 35
Total Capital	$230 - 255

Operating Costs ($ per BOE)	$9.50 - $10.00

* The timing of commercial Coalbed Methane development is contingent on our long-term view of natural gas prices. A commercial development program could be brought forward in 2007 depending on the strength of the natural gas markets.

Capital

The 2007 capital program reflects continued development activities at our Tight Gas, Conventional Development, (including Shallow Gas properties) and the US Assets. We expect to drill approximately 110 gross (92.9 net) operated wells and expect our partners to drill approximately 44 gross (17.6 net) non-operated wells. PrimeWest has identified approximately $1.0 billion of future development opportunities on its assets to pursue over the next several years (including 2007 capital).  This development portfolio is subject to change based on fluctuating commodity prices, federal tax initiatives, and provincial government royalty policies.

Capital expenditures for the Tight Gas Play for 2007 are estimated at $50-$75 million, primarily at Caroline and Columbia. Development plans at Columbia are highly sensitive to natural gas prices.  In the event of weakness in natural gas prices in 2007, development activity at Columbia may be curtailed. Planned investments in the Conventional Development Plays, which includes Shallow Gas, are estimated at $105 million. For 2007, $40 million has been allocated to further development and waterflood optimization projects in relation to our US assets.

PrimeWest is not committing at this time to the commencement of commercial development of its CBM resources in 2007. While preliminary tests confirm a large resource base in place, the timing with respect to full-scale development of CBM assets will be further evaluated in 2007 and will be contingent on our view of the natural gas price environment.

The proved plus probable reserves additions associated with the 2007 planned capital spending should result in the replacement of greater than 100 percent of production.  Based on the current commodity price outlook, we anticipate a recycle ratio of over 2.0 from this program.

In order to continue building our development portfolio and to maintain a competitive position in our core areas, PrimeWest has allocated $35 million to land and seismic expenditures, maintenance, capitalized G&A and lease rentals.

Production

Production rates are expected to remain relatively stable during 2007, at 39,000 to 40,000 BOE/day.  This forecast includes the potential sale of non-core assets representing approximately 1,000 BOE/day of production, which we anticipate will occur in the first half of 2007.

Operating Costs

PrimeWest expects operating costs to be between $9.50 and $10.00 per BOE.  This estimate reflects cost efficiencies implemented at our field operations in 2006, offset by inflation considerations in the order of 7%, which have been applied to numerous cost drivers, including operating services, power, chemical, repair and maintenance and labour costs.

Other

For 2007, PrimeWest anticipates $5 million per month in proceeds from the Distribution Reinvestment Program (DRIP).

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.

Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Website at www.primewestenergy.com

For Investor Relations inquiries, please contact our offices during regular business hours.  Calls are returned as promptly as possible, however, during times of high call volume it may take up to two business days to respond.

This guidance document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially.  Please refer to PrimeWest’s public disclosure documents for more information on these risks and uncertainties as they apply to PrimeWest.  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “forecasts”, “projects”, “plans”, “outlook” and similar expressions are forward-looking statements. PrimeWest Energy disclaims any responsibility to update these forward-looking statements.

All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.  BOE’s may be misleading, particularly if used in isolation.  The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All figures reported in Canadian dollars unless otherwise stated.  Production figures stated are Company Interest before the deduction of royalties.

Investor Relations Contact:

Diane Zuber, CFA

Investor Relations Advisor

403-699-7356     Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com